Matinee Media Corporation

2801 Via Fortuna, Suite 675

Austin, Texas  78746

September 19, 2008

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Terry French, Accountant Branch Chief

Re:	Matinee Media Corporation
Response to Comment Letter dated August 19, 2008

Ladies and Gentlemen:

Matinee Media Corporation, a Nevada corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated August 19, 2008 (the “Comment Letter”) pertaining to our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2007 (the “Form 10-KSB”).  Concurrently with the filing of this letter, the Company has also filed with the Securities and Exchange Commission (the “Commission”) via EDGAR our Amendment No. 2 to the Form 10-KSB (“Amendment No. 2”).  A copy of Amendment No. 2 is enclosed for your convenience.

The responses set forth below correspond to the comments in your Comment Letter.  For your convenience, the original comment is repeated below and is followed by our response.

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated on February 11, 2008.  We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction.  Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

•      The timing of the transaction;

•      The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and

•      The significance of the issuer or legal acquirer’s assets, liabilities, and operations to the consolidated financial statements included in your annual report.

The Company responded to the Comment Letter via EDGAR on August 26, 2008.  Since the date of that response the Company has had several discussions with Terry French, Gopal Dharia and other members of the Commission’s Staff.

As stated in the Company’s previous response, the merger of Matinee Media Corporation, a Texas corporation, into the issuer took place on February 11, 2008.  In the merger, management of that corporation became the Company’s new management and the Company changed its name from Filtering Associates, Inc. to Matinee Media Corporation.

After the discussions with members of the Commission’s Staff, the Company’s current management prepared Amendment No. 2, which includes a “Management’s Report on Internal Control Over Financial Accounting” disclosing that there were material weaknesses in our internal control over financial reporting.  The disclosure was based upon comments received from former management of the Company.

In your Comment Letter to the Company dated July 17, 2008, you made the following comment:

In addition, please consider whether management’s failure to perform or complete its report on internal control over financing reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Amendment No. 2 includes a new disclosure under “Evaluation of Disclosure Controls and Procedures” stating that, because management had not completed its assessment of the Company’s internal control over financial reporting, and that report was not included in the initial filing of the 10-KSB, our disclosure controls and procedures as of the end of the fiscal year were, in fact, not effective in ensuring that (i) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our former management, as appropriate to allow timely decisions regarding required disclosure.

Should you have any additional questions please contact me at (512) 329-5843 or our outside counsel J. William Wilson, Esq. at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ KEVIN W. MISCHNICK
Kevin W. Mischnick
Vice President and Chief Financial Officer

cc:	Robert W. Walker, Chief Executive Officer, Matinee Media Corporation
J. William Wilson, Esq, Phillips & Reiter, PLLC
Gopal R. Dharia, Staff Accountant